2018 Proxy Memo Monster Beverage Request: Report on Slavery and Human Trafficking

PROXY MEMO

Notice of Exempt Solicitation Pursuant to Rule 14a-103
Name of the Registrant: Monster Beverage
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

As You Sow calls on Monster Beverage shareholders to vote FOR Item #4 at the Monster Beverage Annual Meeting on June 7, 2018.

For questions, please contact Andrew Behar, As You Sow, at abehar@asyousow.org

Monster Beverage Shareholder Resolution:
Report on Slavery and Human Trafficking

Executive Summary

As stated in the shareholder resolution on the proxy ballot for a vote at Monster Beverage Corporation 2018 annual general meeting, June 7th, 2:00 Pacific, an estimated 40 million people are victims of modern slavery, with 24.9 million in forced labor. These victims work in virtually every industry and across multiple sectors in companies’ supply chains. According to the U.N. Guiding Principles for Human Rights, companies have a corporate responsibility to respect human rights within their operations and supply chains. The issue is seen as a material risk for shareholders due to potential litigation and loss of revenue by a brand’s association with slavery.

Exposure to Material Risk from Lack of Disclosure

The proponents of this resolution were first alerted to Monster Beverage’s lack of disclosure on the issue of slavery and human trafficking in its supply chain by the October 2016 KnowTheChain Food & Beverage Benchmark Findings Report that scored Monster at zero (0), dead-last, stating, “Monster Beverage Corporation places last on the benchmark, underperforming across all thematic areas relative to its peers.” This reflects poor accountability and transparency in managing forced labor and human trafficking risks in its supply chain. In contrast, Coca-Cola, Nestlé, and PepsiCo, scored 58, 57, and 45 respectively.

While Monster did post a minimal modern slavery disclosure on its website after KnowTheChain’s report was published, it still does not report risk analysis and monitoring metrics down to the commodity level consistent with its peers. In addition, there are many other issues not addressed:

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It is still unclear where Monster is sourcing from other than the U.S. – therefore asking its suppliers to “comply with the laws regarding slavery and human trafficking in the country or countries in which such suppliers do business” could be a very weak request depending on the level of local enforcement in the various countries.

2018 Proxy Memo Monster Beverage Request: Report on Slavery and Human Trafficking

•	Monster points out that risks are low as it “work(s) closely with a limited number of direct suppliers”, yet:
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There is no clarity about the certification referenced. It appears to be self-assessment questionnaires, which can be a helpful start, but not an assurance (“we have received 100% certification from our direct suppliers via survey responses”). To detect risks, a company needs to undertake unannounced audits.

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There is no reference to assurances that the company hears directly from workers about their experiences. Which raises more unanswered questions: Are workers interviewed as part of these certifications? Are workers unionized? Is there a grievance mechanism that workers use and which assures the company that such grievances either don’t exist or have been addressed?

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There is no reference to indirect suppliers, or suppliers beyond Tier 1. Risks are often in the upstream tiers of the supply chain, where raw materials are mined or harvested, such as with sugarcane. If Monster is using strong certifications there are no references about assurances with strong processes; for example traceability to farms that have verification of ethical working conditions, or working in collaboration with communities at local levels.

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There is a lack of clarity around specifics on “certifications.” Monster makes no reference to which certifications it uses, for example Fairtrade, Bonsucro, Rainforest Alliance, SA8000, or another. If the company or its suppliers have one of these certifications, investors would assume that it would be disclosed. Therefore, if there is no paper trail or independent verification system, other than one that says a supplier told the company everything was fine, Monster can come back and say it’s not the company’s fault it was lied to. This is not an acceptable position. It opens the company to risk of having slavery in its supply chain and needs clarification.

It is important for investors to understand the material risk posed by the lack of detailed activities and disclosure in the Monster supply chain. Monster Beverage’s ingredients lists contain sucrose and glucose, both are derived from cane or beet sugar. Forced labor is known to be present in the production of sugarcane in Bolivia, Brazil, Dominican Republic, Myanmar (Burma), and Pakistan according to the U.S. Department of Labor (DOL). The DOL lists an additional 14 countries with child labor in their sugarcane sectors. Verité, an independent NGO, confirms forced labor practices in the sugarcane industry globally, and specifically wrote a report on forced labor in the Guatemalan sugar sector. Monster has not disclosed what practices it has in place to address forced labor in these countries although nine of its peers have done so according to the August 2017 report, “How Food and Beverage Companies Tackle Forced Labor Risks in Sugarcane Supply Chains.”

Response to the Board of Directors’ Statement in Opposition

In Monster’s opposition statement, management states multiple times that a slavery and human trafficking report is “expensive and time consuming.” The fact that a company valued at $35 billion does not have staff allocating time to risk prevention and that the board and management see this disclosure and reporting as having no value in terms of reducing risk to shareholders speaks volumes about the Monster culture and priorities. The fact that the company uses third parties to produce its products is cited as a reason for not needing disclosure. However, this means that Monster is exposed to an even higher risk as these suppliers and their actions have less oversight by the company.

2018 Proxy Memo Monster Beverage Request: Report on Slavery and Human Trafficking

Monster management and board need to fully evaluate the company’s position, make structural changes to how it monitors its supply chain, and give full disclosure to shareholders concerned with Monster’s relationship to slavery and human trafficking. The request for a report on criteria and analytical methodology to determine the conclusion of “minimal risk” is a first step in the right direction and should have been met with an agreement to issue the report and then to rectify any problematic issues that were discovered.

Conclusion

We recommend voting “FOR” the adoption of Proposal Four on the Monster Beverage proxy as a way for shareholders to send a strong message to management and the board of Monster Beverage Corporation to look at material risk in earnest and shift its culture to address slavery and human trafficking. Researching and issuing a report is not expensive, it is not an onerous request; it will benefit the company, shareholders, and workers impacted by products created and sold by Monster Beverage.